Exhibit 99.4 Lehman ABS 2003-1 Aggregate Statement of Principal and Interest Distributions to Certificateholders for January 2003 to December 2003
Class	Principal	Interest	Ending Principal Balance
R-I	0.00	0.00	0.00
A1	5,508,774.85	1,675,283.33	396,559,225.15
M1	0.00	12,940.19	8,897,000.00
M2	0.00	13,666.47	7,414,000.00
M3	0.00	23,173.50	5,296,800.00
P	0.00	4,682.51	50.00
R-II	0.00	0.00	0.00
X	0.00	407,934.22	418,167,025.15
E	0.00	0.00	0.00
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